Filed Pursuant to Rule 433

Registration Statement No. 333-175822

(To Prospectus dated August 18, 2011 and

Prospectus Supplement dated July 28, 2014)

Hill International, Inc.	The Equity Group Inc.
John P. Paolin	Devin Sullivan
Senior Vice President of Marketing and	Senior Vice President
Corporate Communications	(212) 836-9608
(856) 810-6210	dsullivan@equityny.com
johnpaolin@hillintl.com

FOR IMMEDIATE RELEASE

Hill International Receives Commitment from Société Générale for $165 Million Debt Refinancing;

Company Also Launches Equity Offering and Announces Preliminary Second Quarter 2014 Results

Marlton, NJ — July 28, 2014 — Hill International (NYSE:HIL), the global leader in managing construction risk, made several announcements today.

Debt Facilities

Hill announced that it has received a commitment from Société Générale to provide a refinancing of the company’s existing senior debt facilities.  This transaction, which is being arranged by Société Générale’s U.S. broker-dealer affiliate SG Americas Securities, LLC, will provide senior secured debt facilities to Hill in the aggregate principal amount of $165.0 million.

The debt facilities consist of a six-year term loan facility of $120.0 million and five-year revolving credit facilities totaling $45.0 million consisting of a $30.0 million U.S. dollar-denominated facility to be made available to Hill and a $15.0 million Euro-denominated facility to be made available to Hill’s subsidiary Hill International N.V.  The revolving credit facilities include a $35.0 million sub-limit for letters of credit with $25.0 million allocated to the U.S. revolver and $10.0 million allocated to the international revolver.  The credit facilities are subject to the satisfaction of certain specified conditions and are expected to close during August 2014.

The net proceeds of the new debt facilities, together with the net proceeds of the equity offering described below, will be used to pay off and terminate Hill’s existing senior credit facility with a bank group led by Bank of America, N.A. and the existing second lien term loan with funds managed by Tennenbaum Capital Partners, LLC.

More detailed information on the commitment for these debt facilities can be found in the Current Report on Form 8-K filed by Hill today with the U.S. Securities and Exchange Commission.

Equity Offering

Hill also announced the launch of a follow-on offering of 8,000,000 shares of its common stock led by KeyBanc Capital Markets Inc. as sole book-running manager.  William Blair & Company, L.L.C., Houlihan Lokey Capital, Inc.,

Boenning & Scattergood, Inc., Sidoti & Company, LLC and SG Americas Securities, LLC are serving as co-managers in connection with the offering.

The shares of common stock to be issued in the equity offering are registered pursuant to a shelf registration statement that has been filed with and declared effective by the U.S. Securities and Exchange Commission. The equity offering may be made only by means of a prospectus supplement and the accompanying prospectus. This press release does not constitute an offer to sell or the solicitation of an offer to buy any shares of common stock or any other securities of the company.

More detailed information on the equity offering can be found in the preliminary prospectus supplement and accompanying prospectus relating to the equity offering that were filed today with the U.S. Securities and Exchange Commission and are available on its website at www.sec.gov. A copy of the preliminary prospectus supplement and accompanying prospectus related to this offering may be obtained from KeyBanc Capital Markets Inc., Attention: Equity Syndicate, 127 Public Square, 4th Floor, Cleveland, Ohio 44114 or by telephone at (800) 859-1783.

Financial and Legal Advisors

Hill has been advised on these transactions by investment bank Houlihan Lokey and by law firm Duane Morris LLP.  Société Générale has been advised on the debt transaction by law firm Milbank, Tweed, Hadley & McCloy LLP.  KeyBanc Capital Markets has been advised on the equity transaction by law firm Jones Day.

Preliminary Results for Second Quarter 2014

Hill has not yet completed its June 30, 2014 financial statements. However, the company announced that it currently expects the following financial results for the three months ended June 30, 2014:

Preliminary Results for the
Three Months Ended
(in thousands, except per share data)	June 30, 2014

Total Revenue	$159,639
Consulting Fee Revenue	$144,515
EBITDA (as defined below)	$10,594
Operating Profit	$8,655
Net Earnings Attributable to Hill International	$1,518
Earnings Per Share	$0.04

In addition, the company’s total backlog at June 30, 2014 was $972 million, compared to $978 million at March 31, 2014.  Twelve-month backlog at June 30, 2014 was $404 million, compared to $400 million at March 31, 2014.

EBITDA Reconciliation

The company’s management believes earnings before interest, taxes, depreciation and amortization, EBITDA, in addition to operating profit, net income and other measures under United States generally accepted accounting principles, or GAAP, is a useful indicator of Hill’s financial and operating performance and its ability to generate cash flows from operations that are available for taxes, capital expenditures and debt service.  EBITDA is not a measure of financial performance under GAAP.  Investors should recognize that EBITDA might not be comparable to similarly-titled measures of other companies.  This measure should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP.  A reconciliation of EBITDA to the most directly comparable GAAP measure follows:

Preliminary Results for the
Three Months Ended
(in thousands)	June 30, 2014

Net Earnings Attributable to Hill International, Inc.	$1,518
Interest and Related Financing Fees, net	5,646
Income Tax Expense	993
Depreciation and Amortization	2,437
EBITDA	$10,594

Because the financial statements for the three months ended June 30, 2014 have not yet been finalized, the above information regarding the period is subject to change and actual results for the period may differ materially from the preliminary results. Please see “Forward-Looking Statements” below. In addition, preliminary results for the period are not necessarily indicative of the results that may be expected for the year ending December 31, 2014 or any other future period.

The preliminary financial results included in this press release have been prepared by, and are the responsibility of, the company’s management. EisnerAmper LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results. Accordingly, EisnerAmper LLP does not express an opinion or any other form of assurance with respect thereto.

About Hill International

Hill International with 4,400 employees in 100 offices worldwide, provides program management, project management, construction management, construction claims and other consulting services primarily to the buildings, transportation, environmental, energy and industrial markets.  Engineering News-Record magazine recently ranked Hill as the ninth largest construction management firm in the United States.  For more information on Hill, please visit our website at www.hillintl.com.

Forward-Looking Statements

The preliminary results reported in this press release are projections based on management’s initial analysis of operating results and thus are forward-looking statements.  Although the quarter is completed, the company is still in the early stages of its standard financial reporting closing procedures. Accordingly, as we complete our quarter closing, our actual results could differ from these projections.

In addition, other statements included in this press release which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that could significantly affect actual results and are subject to many factors including, but not limited to, the company’s ability to successfully complete the proposed transactions discussed in this press release, including due to market conditions and other factors, further review of the company’s results as well as application of accounting adjustments and estimates for the three months ended June 30, 2014, modifications and termination of client contracts, control and operational issues pertaining to business activities that the company conducts pursuant to joint ventures with other parties, difficulties the company may incur in implementing its acquisition strategy, the need to retain and recruit key technical and management personnel, unexpected adjustments and cancellations related to its backlog, its ability to consummate the new debt facilities, the risk that our proposed lenders will not be able to consummate the new debt facilities, its ability to consummate the equity offering, special risks of international operations, including uncertain political and economic environments, acts of terrorism or war, potential incompatibilities with foreign joint venture partners, foreign currency fluctuations, civil disturbances and labor issues, and special risks of contracts with governmental entities, including the failure of applicable governing authorities to take necessary actions to secure or maintain funding for particular projects with the company, the unilateral termination of contracts by the government and reimbursement obligations to the government for funds previously received.  Other factors that could cause the company’s actual results, performance or achievements to differ materially from that contemplated by forward-looking statements are discussed under the heading “Risk Factors” in the preliminary prospectus supplement, under the heading “Risk Factors” and in other sections of the company’s Annual Report on Form 10-K for the year ended December 31, 2013, as well as in its other reports filed from time to time with the U.S. Securities and Exchange Commission. These forward-looking statements are based on the company’s current expectations, estimates and assumptions and are subject to certain risks and uncertainties.  Although the company believes that the expectations, estimates and assumptions reflected in its forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of its forward-looking statements.  The company does not intend, and undertakes no obligation, to update any forward-looking statement other than as required by law.

The company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting KeyBanc Capital Markets Inc. at (800) 859-1783.

(HIL-G)

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